UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Morgan Stanley

Integration of Japanese Securities Companies of MUFG and Morgan Stanley

Tokyo, November 18, 2009—In connection with the proposed integration of the Japanese securities companies of Mitsubishi UFJ Financial Group, Inc. (President & CEO: Nobuo Kuroyanagi) (“MUFG”) and Morgan Stanley (Chairman & CEO: John J. Mack) (“MS,” collectively “the parties”), which was announced on March 26, 2009, we have been proceeding with discussions and other preparations toward executing definitive agreements. Based on this progress, we hereby announce that:

1. Transaction Structure and Purpose

In light of recent global financial regulatory trends and related matters, we will integrate MUFG’s and MS’s Japanese securities operations using two companies in the following manner in order to maximize the benefits from integration that leverages the networks and client bases of the parties.

(1)	The first company, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“MUMSS”), is expected to include the wholesale and retail businesses of Mitsubishi UFJ Securities Co., Ltd. (“MUS”) and the investment banking operations of Morgan Stanley Japan Securities Co., Ltd. (“MSJS”).

(2)	The second entity, Morgan Stanley MUFG Securities Co., Ltd (“MSMS”), is expected to include the existing operations of MSJS such as sales & trading business, excluding the investment banking operations.

The two-company structure is intended to make the most of the respective strengths of each of the two companies, achieving close collaboration in variety of areas through business alliance agreements and other endeavors. The parties plan to maintain strong investment banking capabilities to meet the needs for cross-border corporate reorganizations/M&A and global financings by connecting MUFG’s broad client base with MS’s global network, and will provide strong support to clients’ domestic and overseas businesses through the most sophisticated investment banking services. The two companies also plan to provide MS’s global products and services to the retail and middle market clients of MUMSS.

2. Overview of Joint Venture Companies

(1)	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Company name:	Mitsubishi UFJ Morgan Stanley Securities Co., Ltd.

Investment ratio:	60% by MUFG; 40% by MS.

Board composition:	The number of representative directors will be five. MS will appoint the Chairman, and MUFG will appoint the President & CEO. In addition, MUFG will appoint the Deputy President & CEO of Retail/Middle Markets and the Deputy President & CEO of Sales and Trading, while MS will appoint the Deputy President & CEO of Investment Banking.

Note: The above titles are provisional.

(2)	Morgan Stanley MUFG Securities Co., Ltd.

Company name:	Morgan Stanley MUFG Securities Co., Ltd.

Voting interests:	51% by MS; 49% by MUFG.

Board composition:	The Chairman will be appointed by MUFG, and the President & CEO will be appointed by MS.

The ratio of MUFG and MS economic interests will be 60% to 40%.

3. Transaction Schedule

Given this modification to the integration structure and its impacts, we aim to commence the operations of the above two joint ventures in May 2010, subject to regulatory approvals. The integration plans announced today supersede previous announcements on March 26 with respect to the parties’ joint venture plans in Japan.

Overview of the Parties

	Mitsubishi UFJ Securities Co., Ltd.	Morgan Stanley Japan Securities Co., Ltd.
Representative	Fumiyuki Akikusa President & CEO	Jonathan B. Kindred President & Representative Director

Headquarters	Marunouchi 2-4-1, Chiyoda-ku, Tokyo	Ebisu 4-20-3, Shibuya-ku, Tokyo

Date of Est.	March 4, 1948	March 6, 1984

Main business	Financial products	Financial products

Capital	¥65,518 million (as of March 31, 2009)	¥99,299 million (as of March 31, 2009)

No. of employees	6,732 (as of March 31, 2009)	1,177 (as of March 31, 2009)

No. of issued shares	716,985,496 shares (as of March 31, 2009)	653,823 shares (as of March 31, 2009)

Fiscal year end	March	March

Cautionary Statements Concerning Forward-Looking Information

Statements about the expected effects, timing, benefits, financial and operating results and completion of the joint venture and all other statements in the press release, other than historical facts, constitute forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made and which reflect current estimates, projections and expectations. Any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of MUFG and Morgan Stanley (collectively, the “Companies”), including (1) the risks associated with business combinations, (2) the ability of the Companies to obtain necessary regulatory approvals on the proposed terms and within the expected time frame, (3) the impact of general economic and industry conditions, (4) the businesses of the Companies that are to be contributed to the joint venture may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, (5) legislative or regulatory requirements or changes in such requirements, including changes in trade, monetary and fiscal policies and laws, may adversely affect the businesses in which the joint venture is engaged, (6) competitive pressures among financial services companies may increase significantly and have an effect on pricing, spending, third-party relationships and revenues, (7) the impact of changes in accounting standards, rules or interpretations, and (8) the impact of political conditions in Japan and the United States. The actual results or performance of the joint venture could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of each of the Companies or the joint venture. For a discussion of additional risks and uncertainties that may affect the future results of MUFG, please see MUFG’s periodic reports filed with the Securities and Exchange Commission and available on www.sec.gov.

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Contacts:

Mitsubishi UFJ Financial Group:	Public Relations Division	03-3240-7651
Morgan Stanley:	Media Relations	03-5424-5019/5020